Exhibit 12.1

Danaher Corporation

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

(In Thousands, except ratio data)

						Three Months Ended
	2007	2008	2009	2010	2011	March 30, 2012
Fixed Charges:
Gross Interest Expense	106,289	125,175	118,654	117,167	141,637	39,423
Interest Element of Rental Expense	14,804	10,763	13,135	15,162	19,840	5,579
Interest on FIN 48 liabilities	—	—	—	—	—	—

Total Fixed Charges	$121,093	$135,938	$131,789	$132,329	$161,477	$45,002

Earnings Available for
Fixed Charges:
Earnings from Continuing Operations before income taxes	1,326,062	1,642,887	1,326,062	2,229,559	2,447,849	696,204
Add fixed charges	121,093	135,938	131,789	132,329	161,477	45,002
Interest on FIN 48 liabilities	—	—	—	—	—	—

Total Earnings Available for Fixed Charges	$1,447,155	$1,778,825	$1,457,851	$2,361,888	$2,609,326	$741,206
Ratio of Earnings to Fixed Charges	12.0	13.1	11.1	17.8	16.2	16.5

NOTE:  These Ratios include Danaher Corporation and its consolidated subsidiaries. The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges for the periods indicated, where “earnings” consist of (1) earnings from continuing operations (excluding earnings from 50% owned affiliates) before income taxes; plus (2) fixed charges, and “fixed charges” consist of (A) interest, whether expensed or capitalized, on all indebtedness, (B) amortization of premiums, discounts and capitalized expenses related to indebtedness, and (C) an interest component representing the estimated portion of rental expense that management believes is attributable to interest. Interest on FIN 48 liabilities is included in the tax provision in the Company’s Consolidated Condensed Statements of Earnings and is excluded from the computation of fixed charges.